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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. 6 )*
                                          ___

                        Lithium Technology Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   536808306
--------------------------------------------------------------------------------
                                (CUSIP Number)

                   John H. Chu, Esq., Chu, Ring & Hazel LLP,
                253 Summer Street, Suite 102, Boston, MA 02210
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               January 26, 1999
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 536808306                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lithium Link LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          21,875,138
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          21,875,138
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,875,138

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 536808306                                      PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Interlink Management Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          21,875,138
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          21,875,138
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,875,138

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        Amendment No. 6 to Schedule 13D

     Lithium Link LLC, a Delaware limited liability company ("Lithium Link"), and Interlink Management Corporation ("Interlink"), each hereby amends and supplements its statement on Schedule 13D relating to the common stock, par value $0.01 per share ("Common Stock"), of Lithium Technology Corporation, a Delaware corporation (the "Issuer), originally filed with the Commission on October 2, 1997, and amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 12, 1997 and Amendment No. 2 filed with the Commission on February 18, 1998 and Amendment No. 3 filed with the Commission on July 2, 1998 and Amendment No. 4 filed with the Commission on July 30, 1998 and Amendment No. 5 filed with the Commission on August 14, 1998. The Schedule 13D of Lithium Link is hereinafter referred to as the "Statement".


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby supplemented as follows:

The aggregate amount of funds of Lithium Link used to purchase the securities reported herein in Item 5 to this Amendment No. 6 to the Statement were $625,041.37 in addition to the $5,500,000 reported previously in the Statement (exclusive of expenses). The source of funds used to purchase such securities of the Issuer on behalf of Lithium Link was $467,500, representing the accrued first year's annual interest under the Notes, and $157,541.37, representing the accrued interest on the Notes from the first anniversary date of the initial funding under the Note Purchase Agreement until the conversion of the Notes, as described in Item 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and supplemented as follows:

The response to Item 3 is incorporated herein by reference pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The Issuer elected to pay the accrued first year's annual interest on the Notes to Lithium Link in the form of 1,669,634 shares of Common Stock, which were issued on December 21, 1998. Pursuant to the terms of the Note Purchase Agreement, by notice dated January 5, 1999, Lithium Link elected to convert all the Notes into Common Stock of the Issuer. On January 26, 1999, Lithium Link was issued 19,642,857 shares of Common Stock, representing the shares issuable upon conversion of the Notes, and a further 562,647 shares of Common Stock, representing payment of all remaining accrued interest on the Notes until the conversion of the Notes. Accordingly, each of Interlink and Lithium Link may be deemed to beneficially own 21,875,138 shares of Common Stock which together with the 21,239,694 shares of Common Stock reported to be outstanding by the Issuer in its Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1998, constituted approximately 50.7% of the total outstanding shares of the Issuer, as determined
under Rule 13d-3 of the Securities and Exchange Commission.    It is the
intention of each of Interlink and Lithium Link to promptly distribute all the shares of Common Stock of the Issuer held by Lithium Link to Lithium Link's members in accordance with the terms and conditions of the Operating Agreement of Lithium Link and then dissolve its legal existence.

The beneficial ownership by each of Interlink and Lithium Link of Common Stock of the Issuer as of the date hereof is as follows:

                            No. of Shares Deemed to            Percentage of Issued and
Reporting Entity            be Beneficially Owned              Outstanding Shares
----------------            ------------------                 ------------------

Interlink Management        21,875,138/1/                      50.7%
Corporation

Lithium Link LLC            21,875,138                         50.7%


Except as set forth above and as set forth in the Statement and this Amendment No. 6, none of the Reporting Entities has effected any transactions in the Common Stock during the past 60 days.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 21,239,694 outstanding shares of Common Stock of the Issuer reported in the Issuer's Form 10-QSB for the fiscal quarter ended September 30, 1998 and filed on November 18, 1998.






                  [remainder of page left intentionally blank]





-----------------
 /1/ The record ownership and economic interest in such shares is held by Lithium Link. Interlink is the managing member of Lithium Link and, therefore, may be deemed to have indirect beneficial ownership of, and shared voting and dispositive power with respect to, such shares. Does not include shares of Common Stock that may be acquired by the controlling persons of Interlink pursuant to the exercise of warrants described in Item 5 of the Statement.

                                   SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 1999

INTERLINK MANAGEMENT CORPORATION


By:   /s/ Neil Bush
------------------------------
Neil Bush
Chairman

LITHIUM LINK LLC

By: INTERLINK MANAGEMENT CORPORATION, Manager


By:  /s/ Neil Bush
------------------------------
Neil Bush
Chairman